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                                                                     Exhibit 4.5


                   SETTLEMENT AND GENERAL RELEASE AGREEMENT

     This Settlement and General Release Agreement ("Agreement") is entered into between Semotus Solutions, Inc. (formerly Datalink.net, Inc.) (hereinafter "Semotus") and Vision Selling, LLC. (hereinafter "VS"). VS and Semotus agree as follows:

                                   RECITALS
                                   --------

     A. VS and ISS, Inc. dba WaresOnTheWeb, Inc. ("Wares"), a wholly owned subsidiary of Semotus, entered into a Consulting Agreement dated June 12, 2000, whereby VS was hired by Wares to provide certain sales services to Wares, and VS did provide such services to Wares, whereupon certain fees for these services are now owed to VS; and

     B. VS and Semotus have entered into this Agreement to settle the total compensation owed to VS for such services provided to Wares, and any claim that Semotus and/or Wares has not paid the full consideration or compensation due for such services.

                                   AGREEMENT
                                   ---------

          WHEREFORE, the parties to this Agreement hereby agree as follows:

     1. Semotus agrees to issue in the name of VS, nine thousand three hundred (9,300) shares of restricted common stock, which is intended to be the approximate equivalent value of twenty three thousand one hundred ninety seven dollars ($23,197), which is the outstanding balance Wares owes to VS as of the date of this Agreement; such stock issuance shall occur after the parties' execution of this Agreement and receipt of approval from the AMEX of the issuance of such shares (the "Effective Date"). Semotus also agrees to register this stock in its next S-3 Registration Statement, such Statement to be filed expeditiously with the SEC but in no event later than March 28, 2001, which is the end of the Company's next filing period. Upon the effectiveness of such registration statement, VS agrees that it shall not sell more than three thousand shares a day. Semotus' common stock issued to VS, and the subsequent registration of it with the SEC, is for full settlement of the consideration owed for all services provided by VS to Wares under the Consulting Agreement signed on June 12, 2000 and for the release, as set forth below. VS shall be responsible for payment of all taxes related to receipt of the consideration hereunder.

     2. VS hereby releases, waives and forever discharges, individually and collectively, Semotus and Wares, and their current or former officers, directors, employees, agents, affiliates, predecessors, successors, assigns, subsidiaries and all persons acting through or with them (hereinafter collectively referred to as "Releasees"), from any and all claims, rights, demands, liabilities, causes of action, losses, costs or expenses (including attorneys' fees) of any kind whatsoever, known or unknown, suspected or unsuspected, that VS may now have or has ever had against Releasees prior to and including the date of this Agreement. This release includes, without limitation, all claims relating to any contract between the parties or Releasees, whether express or implied, and its termination or breach; any claims for misrepresentation, fraud, or breach of any covenant of good faith and fair dealing; and any and all claims related to or in any manner incidental to VS's relationship with the Releasees. If any agency or court already has assumed jurisdiction of any complaint or claim against Releasees, VS will direct that agency or court to withdraw from or dismiss the matter with prejudice.



This document contains information that is confidential and is the property of Semotus Solutions, Inc. It may not be copied, published or used, in whole or in part, for any purposes other than as expressly authorized by Semotus.
                (C) Semotus Solutions 2001 All Rights Reserved.
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          It is expressly understood and agreed by the parties that this
          Agreement is in full accord, satisfaction and discharge of any and all claims by VS against Releasees, and that this Agreement has been signed with the express intent of extinguishing all such claims.

     3. Any controversy or claim of any kind arising out of relating to this Agreement or its breach, including but not limited to any claim relating to its validity, interpretation, or enforceability, shall be submitted to binding arbitration in the State of California, in accordance with the Arbitration Rules of the American Arbitration Association ("AAA").

     4. This is the entire Agreement regarding the subject matter hereof and supersedes all previous and contemporaneous discussions, negotiations, agreements and understandings. No other promises or agreements have been made.

     5. In the event that any provision of this Agreement is determined to be unenforceable for any reason, the remaining provisions shall remain in full force and effect and the unenforceable provision(s) shall be interpreted and rewritten to give effect to the parties' economic intentions.

     6. VS acknowledges and agrees that it has been advised that this Agreement is a binding legal document. VS further agrees that has had adequate time and a reasonable opportunity to review the provisions of this Agreement and to seek legal advice regarding all its aspects, and that in executing this Agreement VS has acted voluntarily and has not relied upon any representation made by the Semotus or any of its employees or representatives regarding the Agreement's subject matter and/or effect. VS has read and fully understands this Agreement and voluntarily agrees to its terms.

     7. VS agrees not to disclose the fact or any of the terms of this Agreement to anyone except for its attorney, accountant and government taxing authorities, unless required to do so by court order. VS further agrees not to make any negative or disparaging statements about Semotus or its employees or representatives to any third party, or to disclose any information that it became aware of as a result of its relationship with Semotus.

     8. This agreement may be executed in counterparts, and each counterpart shall be deemed a duplicate original.


AGREED AND UNDERSTOOD:
                                                       SEMOTUS SOLUTIONS, INC.

DATE: 3/19/01                                 By: /s/ Anthony LaPine
                                                       Anthony LaPine
                                                       President and CEO

                                                       Vision Selling, LLC

DATE: 3/19/01                                 By: /s/ Byron Druss
                                                       Byron Druss
                                                       President

This document contains information that is confidential and is the property of Semotus Solutions, Inc. It may not be copied, published or used, in whole or in part, for any purposes other than as expressly authorized by Semotus.
                (C) Semotus Solutions 2001 All Rights Reserved.